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                                                    [VAN KAMPEN FUNDS INC. LOGO]

NEWS RELEASE     1 Parkview Plaza o P.O. Box 5555 o Oakbrook Terrace,
                 Illinois 60181-5555 o www.vankampen.com
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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Chad Peterson
212/762-9612

                     VAN KAMPEN VALUE MUNICIPAL INCOME TRUST
                                       AND
                 VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II
                       ANNOUNCE APPROVAL OF REORGANIZATION

         CHICAGO (January 11, 2006) -- Van Kampen Asset Management announced today that the shareholders of Van Kampen Value Municipal Income Trust (NYSE/CHX: VKV) approved the reorganization of VKV into Van Kampen Advantage Municipal Income Trust II (AMEX/CHX: VKI) at a special meeting of shareholders held on January 11, 2006. In the reorganization, shareholders of VKV will receive newly issued shares of VKI. The transaction is currently expected to close on or about January 27, 2006, subject to the satisfaction of certain conditions.

         Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with more than $107 billion in assets under management or supervision, as of December 31, 2005. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is an indirect wholly-owned subsidiary of Morgan Stanley (NYSE: MWD). For more information, visit Van Kampen's web site at www.vankampen.com.

         The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling
Van Kampen's Client Relations Department at (800) 341-2929 or on the SEC's web site at www.sec.gov.

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Copyright(C)2006 Van Kampen Funds Inc.  All rights reserved.  Member NASD/SIPC.